           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.   20549

                     AMENDMENT NO. 3 TO FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SEURITIES OF
             SMALL BUSINESS ISSUERS Under Section 12(b) or
               (g) of the Securities Exchange Act of 1934

                      FINELINE PROPERTIES.COM, Inc.
          ---------------------------------------------------
               (Name of Small Business Issuer in its charter)

           Nevada                               58-2376296
-------------------------------   ---------------------------------------
(State or other jurisdiction of   (I.R.S. Employer Identification Number)
 incorporation or organization)


               110 South Water Street Kent, Ohio                 44240
         --------------------------------------------------    ---------
           (Address of principal executive offices)            (zip code)


                  (330)-678-5558 (Phone)     (330)-678-1334 (FAX)
                 ------------------------------------------------
                         Issuer's Telephone Numbers

Securities to be registered under section 12(b) of the Act:


      Title of Each Class            Name on each exchange on which
      to be registered               each class is to be registered

      --------------------------    --------------------------------

      --------------------------    --------------------------------
Securities to be registered under section 12(g)of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 9,145,477 issued and outstanding as of September 30, 1999. Preferred Non-Voting Stock, $0.001 par value per share, 1,000,000 shares authorized, none issued nor outstanding as of September 30, 1999.

Copies of Communications Sent to:

                             Brian G. Dvorak, Esq.
                             Dvorak & Associates
                          500 N. Rainbow, Suite 300
                            Las Vegas, NV  89107
                   Tel: (702) 794-4992 - Fax: (702) 794-4532

FORWARD LOOKING STATEMENTS

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

FINELINE PROPERTIES.COM, Inc., ("FineLine Properties.com," "Company" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. This Registration contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; (iii) the Internet and Internet commerce; and, (iv) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on continued growth in the use of the Internet, the Company's inexperience with the Internet, potential fluctuations in quarterly operating results and expenses, security risks of transmitting information over the Internet, government regulation, technological change and competition.

The accompanying information contained in this Registration, including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

               INFORMATION REQUIRED IN REGISTRATION STATEMENT


Part I   .........................................................  4

Item 1.  Description of Business..................................  4
Item 2.  Management's Discussion and Analysis or Plan of
         Operation................................................ 16
Item 3.  Description of Property.................................. 19
Item 4.  Security Ownership of Management and Others and Certain
         Security Holders......................................... 19
Item 5.  Directors, Executives, Officers and Significant
         Employees................................................ 21
Item 6.  Remuneration of Directors and Executive
         Officers................................................. 24
Item 7.  Certain Relationships and Related Transactions........... 25

Part II  ......................................................... 26

Item 1.  Market Price of and Dividends of the Registrant's
         Common Equity and Other Stockholder Matters.............. 26
Item 2.  Legal Proceedings........................................ 27
Item 3.  Recent Sales of Unregistered Securities.................. 28
Item 4.  Description of Securities................................ 30
Item 5.  Indemnification of Directors and Officers................ 31

Part F/S ......................................................... 33

Item 1.  Financial Statements..................................... 33
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure.....................  33

Part III ........................................................  35

Item 1.  Index to Exhibits.......................................  35

Note: All references in this Registration to the "Registrant" or the "Company" or "FINELINE PROPERTIES.Com" refer to FINELINE PROPERTIES.COM, Inc., a Nevada corporation, (b) the "Web" refer to the World Wide Web and (c) the "site" refer to the Company's Website.

                                  Part I

Item 1.  DESCRIPTION OF BUSINESS

A.  Business Development, Organization and Acquisition Activities

The Company was incorporated under the laws of the State of Ohio, on January
11, 1988. On or about March 30, 1998 the Issuer filed a Certificate of Merger with the Secretary of State of Nevada pursuant to an Agreement and Plan of Merger and Reorganization (see Exhibit 2.1) executed on February 27, 1998 between FineLine Properties, Inc. (Ohio) and FineLine Properties, Inc.
(Nevada), which was incorporated on January 12, 1998. The Company filed
Restated Articles of Incorporation on March 12, 1999, in Nevada, correcting the number of authorized common shares to 20,000,000, which was erroneously stated in the January 12, 1998 filed Articles (see Exhibit 3.1). By this merger, the Issuer effected a re-domiciling of the Company to the State of Nevada. The Company in accordance with Section 78.250 of the Nevada Revised Statues and as a result of the majority consent of shareholders executed on February 27, 1999 changed the name of the Company from FineLine Properties,
Inc. to FineLine Properties.com, Inc. The Company is engaged in the creation, development, licensing and merchandising of cartoon characters.
The Company's mailing address: 110 South Water Street, Kent, Oh 44240, and its
--------------------------------------------------------------------------------
telephone number is (330) 678-5558.  The Company's E-mail address is:
---------------------------------------------------------------------
fineline@finelineproperties.com. The Company also maintains a Nevada address at
-------------------------------------------------------------------------------
7631 Bermuda Road, Las Vegas, Nevada 89123 and offices and a Studio at 110 West
-------------------------------------------------------------------------------
Main Street, Kent, Ohio, telephone number (330) 678-4593.
---------------------------------------------------------


1)  Principal Products, Services, and Principal Markets

Fineline Properties.com creates and develops cartoon characters for licensing and merchandising to major corporations for a fee and/or royalty payments which permit these companies to use the cartoon images. If called for by its contract or as a service to a particular licensee or merchandiser, the Company may make recommendations about how to use the characters we have provided to them for maximum effect. Fineline's principal markets are the North American region (considered to be the United States, Canada and Mexico), Western Europe (primarily, Great Britain, France, Spain, Belgium, Germany, and Italy), Asia , (namely, Japan, Hong Kong, and Korea), and South America (Brazil, Argentina, and Paraguay).

As part of its desire to achieve a higher profile in the Licensing and
----------------------------------------------------------------------
Merchandising Industry, the Company has become a member of LIMA, the
--------------------------------------------------------------------
International Licensing Industry Merchandiser's Association. Founded in
-----------------------------------------------------------------------
1985, LIMA has 850 members, comprising companies and individuals engaged in
---------------------------------------------------------------------------
the business of licensing: agents, property owners, manufacturers, retailers
----------------------------------------------------------------------------
and support organizations (attorneys, accountants, marketing firms, etc.).
-------------------------------------------------------------------------
Its purposes include establishing a standard reflecting a professional and
--------------------------------------------------------------------------
ethical management approach to the business of licensing; maintaining a
-----------------------------------------------------------------------
position as the leading source of industry information; communicating that
--------------------------------------------------------------------------
information through exhibits, publishing, seminars, Internet, etc.; and
-----------------------------------------------------------------------
representing the industry in the trade and consumer media, in relationships
---------------------------------------------------------------------------
with other business and professional groups, and with the public. Some of
-------------------------------------------------------------------------
the more prominent members include the Walt Disney Company, Warner Brothers,
----------------------------------------------------------------------------

The National Hockey League, the NFL Players Association, Hasbro, Mattel,
------------------------------------------------------------------------
Fierst & Pucci, LLP, Fruit of the Loom, Warner Bros. Consumer Products, SONY,
-----------------------------------------------------------------------------
Pepsi, Turner Home Entertainment, and MGM/UA.
---------------------------------------------

Management believes that its membership in LIMA plays an important part in
--------------------------------------------------------------------------
the networking necessary for business success. That membership has also
-----------------------------------------------------------------------
increased its sophistication in negotiations with potential licensing and
-------------------------------------------------------------------------
merchandising clients by helping to establish certain contractual frameworks,
-----------------------------------------------------------------------------
fee structure basis points, methods for the computation of fees, royalty
------------------------------------------------------------------------
payments, usage considerations, renewal options and other critical details
--------------------------------------------------------------------------
in the art of designing workable contracts. Membership in LIMA also provides
----------------------------------------------------------------------------
recognition within the industry, and most certainly among LIMA members.  It
---------------------------------------------------------------------------
has already resulted in new business for the Company, though of course there
----------------------------------------------------------------------------
are no assurances that more will follow. (For a specific example of this, see
-----------------------------------------------------------------------------
the discussion of the company's agreements with Marvel Comics and Boein, Ltd.
-----------------------------------------------------------------------------
under "Developing and Changing Markets, below.)
-----------------------------------------------


(a) Operating History


The Company was first incorporated in the State of Ohio on January 11, 1988. The Company was basically inactive until May 26, 1996, when the Board of Directors resolved to take certain steps pursuant to effectively activate it. Through research, and an evaluation of business opportunities that had become apparent in the cartoon industry, The Company decided to enter the field at that time.

A brief overview of the factors that led to the decision to reactivate would include the sweeping changes in the market for cartoons and in the cartoon licensing industry. Add to that low up front startup costs, a rich pool of
                     ------------------------------------------------------
talent from the Art departments of the many colleges and universities in the
----------------------------------------------------------------------------
area that surrounds the Company's offices, and management's decision to hire
----------------------------------------------------------------------------
commission-based licensing representatives instead of more costly salaried
--------------------------------------------------------------------------
employees, and you have a potentially winning business that can generate high
-----------------------------------------------------------------------------
profits in exchange for a relatively modest capital outlay.
----------------------------------------------------------

On or about March 30, 1998, the Company effected a reorganization and merger with Fineline Properties.com, Inc. (incorporated under the laws of the State of Nevada, January 12, 1998) which had no assets or liabilities. The Company re-domiciled its location to the state of Nevada.

Accordingly the Company has been engaged in the development of licensable
-------------------------------------------------------------------------
cartoon characters and determining potential markets for them.
--------------------------------------------------------------

(b) Description of The Business

The Company operations entail a number of variables as a result of the creative nature of the business and the industry. The Company researches trends in the industry and then creates cartoons that it believes fill a particular void. It also accepts specific assignments to develop and design characters. These characters are drafted, reviewed, redesigned and finalized either for internal Company licensing and merchandising programs or to fulfill specific contracts. The Company, by request or as a condition of a specific license, will redraw the cartoons in a variety of poses, or for a variety of uses to fit specific design considerations as expressed by the Licensee---or it can grant the Licensee the right to redraw the character(s) to fit particular conditions, specifications, or circumstances granted under the license and approved by the Company prior to public use.

In addition, the Company researches, implements and develops apparel designs for its own branded merchandise lines, animation concepts, software game designs, animation cells, and other products for those cartoon character groups that are either unlicensed, or are reserved for segments of the licensing and merchandising process for which contracted licensing agreements have not yet been granted. The Company, at its own discretion, can decide to cease internal production and sales of merchandise items when a suitable Licensee applies for the rights to a Company revenue line.


(c) Company Products

The Company's products are cartoons. They begin with the creation and development of cartoon characters based either upon researched formats and market niches, or as a result of requests by corporations for characters to be used in brand identification, promotions or product introductions. At present, the Company has 147 trademarked and copyrighted cartoons which are in the following character groups: The Moodies(tm), The Tasties(tm), The Hogstturrs(tm), Soft(tm), The Majors(tm), The Icers(tm), The Hoopsters(tm), Red Zone(tm), The Kooties(tm), The eKids(tm), The Computoons(tm), The Internauts(tm), The Milk Drops(tm), and The Healthy Dozen(tm). The Company also maintains an E-Commerce Internet Signature Store which sells FineLine branded apparel and products, ranging from designer shirts and women's Jersey Tops and dresses to T-shirts.

The products, goods, or promotions upon which the Company's characters can appear range from apparel items, board games, toys, dolls, lunch boxes, stickers, software games, posters, comic books, children's books, and corporate event or promotional venues, as well as animation for television, commercials and feature length movies.

(d) Specific Product Lines

The competitive factors and realities of the industry were all taken into account in the Company's developmental stage for the creation of its cartoon character groups. Each has been designed to have broad appeal as well as a special draw for particular segments of the audience. These characters represent the basis for the Company's marketing, licensing, and merchandising activities and, therefore, its revenues. At present, the Company has 150 cartoons in 16 character groups for which it holds copyrights and trademarks. Here are some brief descriptions of the Company's current character groups:

1) The Moodies(tm)

The Moodies were developed to reflect human emotions and conditions such as happiness, sadness, being broke, and extravagance: the corresponding characters are Happy(tm), Sad(tm), Penniless(tm), and Extravagant(tm).
The 9 cartoons in this character group are (Happy(tm), Angry(tm), Sexy(tm) Penniless(tm), Extravagant(tm), Innocent(tm), Sad(tm), Ornery(tm), and Worried(tm).


2) The Tasties(tm)

These characters represent various taste sensations such as Chocolate(tm), Fruity(tm), Barbecue(tm), Hot & Spicy(tm), Natural(tm), Sweet(tm), Lite(tm), Sugar Free(tm), Whole Grain(tm), and Salt Free(tm) for a total of 10 cartoons. The characters are targeted at 4 to 12 year-olds.


3) The Hogstturrs(tm)

The Hogstturrs(tm) are cartoons based on the international popularity of motorcycles. An interesting cartoon family mixes elements of the city with those of the country. The appeal of these characters is to age groups 9 through adult.

Based on the current motorcycle-riding craze, The Hogstturrs(tm) are a cartoon family of 17 characters with types such as: Boss Hog(tm), Athletic Hog(tm), Grandma Hog(tm), Grandpa Hog(tm), Lucky Hog(tm), Doc Hog(tm), Sexy Hog(tm), Bubba Hog(tm), Hot Dog Hog(tm), Warrior Hog(tm), Humble Hog(tm), Rodeo Hog(tm), Butler Hog(tm), Hard Luck Hog(tm), Professor Hog(tm), Bodybuilder Hog(tm), and Construction Hog(tm).

4) Y2K(tm)

As the millennium approached, significant public and business attention was focused on the global situation involving the potential for computer-based problems brought about by the digital computer clock crossover to the year 2000. The six Y2K(tm) characters give a face to this millennium bug depicted via humorous adaptations of the main character theme. Offered free of charge for use by members of the media to help to publicize the Company, Y2K's media use gained interest and inquiry as the year 2000 drew closer. The characters appeal to all age groups.

Drawn to reflect various depictions of the Millennium Bug, the six Y2K(tm) characters with names like Shrug(tm)and Crystal(tm) are targeted at all age groups. The Y2K(tm) character group is current under license to Boein Co., Ltd., a division of Intersac, Ltd. of Seoul, Korea for the country of Korea, with agent representation rights for the Pacific Rim countries.

5) Soft(tm)

A puffy, cuddly creature, Soft(tm) is primarily targeted at preschool age children. This character is not currently under license.

6) The Kooties(tm)

Developed and designed to appeal to all age groups, the Kooties(tm) borrow the well known word used up to now to describe imaginary creatures. The name recognition value of the word Cootie adds instant consumer recognition for these characters. This has been translated into visual appeal by the creation of a character group with multiple image variations to provide animation and game story lines. The Kooties(tm) moods are reflected by their color and by the condition of their hair which changes with their moods. The Kooties are Smiley(tm), Jumpy(tm), Meanie(tm), Scaredy(tm), and Gloomy(tm).

7) The Computoons(tm)

Children learn and understand faster when experiences are translated into memorable situations and fun-filled events. The Computoons (tm) are targeted at preschoolers and grades K through 4. The Company is developing storyboards with them interacting both among themselves and with children. They entertain and they teach. Storyboards are in development using these cartoons for presentations to various companies to show in visual terms how these characters can be used in children's books and games and in varied products, such as keypads, keyboard overlays (panels which are placed over a computer keyboard), screen savers and other uses.


The computer, hardware and software variation of the eKids(tm)and the Computoons(tm) were also developed to fulfill a multiple marketing, merchandising and licensing mode. These characters and their names, such as Scanner(tm), Plug and Play(tm), Keyboard(tm), Monitor(tm) and so on familiarize children ages 4 through 9 with computer terms and hardware while the applications range from entertaining teaching aids, software games, board games, stickers, and so on.

These 15 characters are named - Scanner(tm) - Plug(tm) and Play(tm) - Laptop
(tm) - Power Strip(tm) - Floppy Disk(tm) - Hard Drive(tm) - Monitor(tm) - Speaker(tm) - Printer(tm) - Keyboard(tm) - Touch Pad(tm) - Mouse(tm) - Modem
(tm) - CD Rom(tm) and were developed as a result of the high interest which children have in computers. The Company has developing storyboards with the Computoons(tm) interacting not only with themselves, but with children as well in a multiple role teaching, learning modes as well as entertainment, as children learn and understand faster when experiences are translated into memorable fun situations and events. Targeted at preschool and grades 1 through 4, these characters are in developmental storyboard, book and product stages.



8) The eKids(tm)

These were created with the same thought in mind as the Computoons(tm), the eKids(tm) are intended to represent a fun and entertaining way for children to become familiar with the Internet. Targeted at preschool through grade 4 Storyboard development utilizing these cartoons is part of a marketing strategy in which they are used in presentations to various companies to demonstrate visually the use of these characters in children's books, games and varied products like screen savers.


9)The Interhauts (tm) eHeroes & e.V.I.L. (tm)

This character segment is another of the Company's computer related cartoon groups. The developed story for these characters is the relationship between good and evil. e.V.I.L.(tm) (Electronic Viral Infestation League) wants dominance and control of your computer as well as the Internet and attack these systems from within. But where there is e.V.I.L.(tm), there are heroes, eHeroes(tm) to be exact. These characters combat e.V.I.L.(tm) whereever and whenever they rear their ugly heads in the never-ending battle to keep your computer and the Internet free for you to use as you wish. Company focus group tests found, surprisingly, that the age groups 4 through 7 were as interested in the Internauts(tm)as those 8 through young adult whom it had initially targeted for these characters, depending upon the merchandising mode in which they were presented.

10)  The Icers(tm)

These characters constitute a cartoon hockey team with team players named after popular sports terms such as Target(tm), Deek(tm), Wheels(tm), Check (tm), Blue Liner(tm) and Sniper(tm). They appeal to age groups 7 to young adult.

12)  The Majors(tm)

These characters are cartoon baseball players with sports term names like Heat(tm), Wallcrawler(tm), Meaty(tm), Range(tm), Stretch(tm), Gunner(tm), Wheels(tm), Turn2(tm), Knuckles(tm), and Scoop(tm). They appeal to age groups 7 through young adult.

13)  The Hoopsters(tm)

This is a group of cartoon basketball players with sports term names such as Got Game(tm), Inzone(tm), Floor Burns(tm), Punch(tm), Swatt(tm), Handles(tm), and Hops(tm) whose characters appeal to age groups 7 through young adult.

14)  Red Zone(tm)

This is a group of cartoon football players with sports term names such as Slobberknocker(tm), Work Horse(tm), Clutch(tm), Hitman(tm), Shadow(tm), Snap(tm), Blindside(tm), Soft Hands(tm), Plug(tm), Pancake(tm), and Laser(tm) whose characters appeal to age groups 7 through young adult.

15)  The Milk Drops(tm)

Developed as a special project, the Milk Drops(tm) are characters to be used to depict the health benefits of milk. This character group is designed to appeal to all age groups. This character group will be marketed to milk industry companies.

16)  The Healthy Dozen(tm)

Developed as a special project for the egg industry, the Healthy
Dozen(tm) will be used in promotions that extol the benefits of eggs. This character group is designed to appeal to all age groups. It will be marketed to egg industry companies.

(e) Developing and Changing Market

The market for films and entertainment products and peripheral technologies is continually evolving and changing. The Company does not believe that these risks are material at this time. However, there can be no assurance that the Company's assessment of the market place is correct, nor that the Company' products will continue to be accepted in the future.

The profile for the Company's cartoon characters and character groups is extremely broad and was designed to provide Fineline with the widest spectrum of age profiles. Sixteen distinct character groups range from children aged 4 - 8, preteens 9 - 12, teenagers 13-19, young adults 20 - 26, adults 27 - 44, and even older adults in the senior age range.

This cross-demographic profile strategy was specifically designed to enable one character group to help expose and sell another character group as a result of the diverse spread of cartoon types and categories. The market demographic spread is enhanced by the various products, goods, services and entertainment media for which the product (cartoons) can be used.

The market for the Company's products consists of corporations which contract for the rights to use the Company's cartoon character images in various licensing and/or merchandising formats.
The contractual revenues for corporate licensing and merchandising agreements can vary from an average agreement of $50,000 per year, to $25,000,000 based upon the type of usage format, exposure patterns and territories involved. Typically, an agreement in the neighborhood of $50,000 is for the use of a cartoon image on a product or in an extremely limited advertising format with territorial restrictions encompassing a city and its surrounding suburbs.

While the foregoing are general revenue parameters for licensing deals, the indicated figures represent averages for established cartoon properties. Because the Company is relatively new to the industry, its license and sales agreements have not been consistent with the typical contractual and licensing revenue figures stated above.

The terms and conditions with respect to the varied financial arrangements within licensing and merchandising agreements are negotiated between firms based on a number of variables, such as
1).perceived or actual demand for and awareness of the character(s),
2).licenses under contract or in negotiation, 3).countries or regions in which the character(s) is/are currently licensed 4). relative size of the licensing firm and licensee, etc.

Because cartoon characters appeal to varied age groups and take on a life of their own, characters which become animated can be sold and resold ad infinitum; They never really lose their revenue generation capability though the amount of revenues they take in at any given time or in any given market will vary. Unless it grants an international license, the Company is free to sell and contract licenses and merchandising agreements on a global basis referencing only the laws of what the market will bear as the pricing ranges for these agreements. The more popular or exposed a character group is, the more in up front fees and overall contractual revenue guarantees it can command. In addition, as a character group gains in exposure, use, and popularity, later licensing and merchandising agreements command considerably more in upfront fees, contractual revenue minimums and guarantees than earlier ones.

As a cartoon development and creative operation, the Company is unprepared to enter and conduct operations as a manufacturer or direct supplier of branded products to the general public through outlet stores, department store or similar direct sale methodologies, because of the extensive capital, contacts and distribution channels required. These are not components of the Company's business plan and do not fit within the core segment of its business, which is the development, design and
----------------------------------------------------------------------
completion of cartoon images for licensing and merchandising.
-------------------------------------------------------------

Research into market conditions has also uncovered the fact that certain global market segments offer exceptional potential for new animation products along with the market size to support a specialty product developed specifically for that market. Traditionally, animation has been designed and targeted for the huge United States market because of a common language and pre-existent marketing and merchandising support systems. Animators and animation companies in Canada, Japan, France and Germany devote talent and resources to the development of animation for the United States market and have innovated a number of successful series and shows. Naturally, these companies also develop and produce animated products for their home markets and in some cases neighboring countries, but mostly, those products are simply dubbed in the secondary language and sold as is.

The second largest language market globally, Spanish, has exceptionally few animated products developed or designed for it beyond those local to this market segment. Furthermore, the vast majority of animated products seen by children in the Spanish market are dubbed versions of public domain cartoons developed for the U.S. or other markets more than 20 years ago.
This is due to the limited budgets in most Spanish markets (especially in Latin and South America) for original or current animation products and, more specifically, for animated products aimed at the younger generation. Entertainment in these countries utilizes live shows and games which are less costly to air and make up for the lack of suitable and affordable animated product.

(f)  Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company would acquire businesses, technologies, services or product(s) that the Company believes are strategic.

The Company currently has no understandings, commitments or agreements with respect to any other material acquisition and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired business, technology, service or product(s) into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations and financial condition. Any future acquisitions of other businesses, technologies, services or product(s) might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the Company, or at all, and such financing, if available, might be dilutive.

(g) Risks Associated With International Operations

A component of the Company's strategy is to offer its products to inter-national customers. Expansion into the international markets will require management attention and resources. The Company has limited experience in localizing its service, and the Company believes that many of its competitors are also undertaking expansion into foreign markets. There can be no assurance that the Company will be successful in expanding into international markets. In addition to the uncertainty regarding the Company's ability to generate revenues from foreign operations and expand its international presence, there are certain risks inherent in doing business on an inter-national basis, including, among others, regulatory requirements, legal uncertainty regarding liability, tariffs, and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, different accounting practices, problems in collecting accounts receivable, political instability, seasonal reductions in business activity and potentially adverse tax consequences, any of which could adversely affect the success of the Company's international operations.

To the extent the Company expands its international operations and has additional portions of its international revenues denominated in foreign currencies, the Company could become subject to increased risks relating to foreign currency exchange rate fluctuations. There can be no assurance that one or more of the factors discussed above will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, results of operations and financial condition.

2) Description of The Industry (Licensing and Merchandising)

The Company's niche in the Licensing and Merchandising Industry, operates in the same manner as other cartoon companies such as Disney, Warner Brothers, Steven Spielberg's Tiny Toons, etc., in that it permits contracted companies to have the "rights" to use its copyrighted and trademarked characters for a negotiated fee in licensing agreements with an agreed upon royalty payment based upon unit sales. The negotiated fee is generally 10 to 15% of the projected sales estimates of the venture over a combined three year period with the royalty payments generally in the range of anywhere from 3% to 7% of net sales revenues as generated by the Licensee. License rights are granted to corporations in varied industries and the characters are utilized in many different formats and variations. A Licensee can use an image to adorn product items, packaging, in conjunction with a logo, or the image might be utilized for toys, games, dolls as well as in varied animated forms such as software games, television commercials, television shows and or feature length movies.

Licensing/merchandising rights can be territorial, regional, national, or international. These variables as well as the nature of the license being granted all affect the fee and royalty structure involved. In addition, a license might grant the Licensee the right to sublicense segments of the agreement as well as territories. In all cases, the agreement stipulates the projected minimum sales for the usage of the cartoon image(s), as well as the term over which the Licensee is active and indicates renewal options. The Licensor, has the right to revoke the license if the revenues from said agreement do not meet the minimums as stated in the agreement, as well as other stipulated contractual clauses.

3)  Competition

The Company's competition for its various cartoon characters includes such major companies as Disney, Warner Brothers, DIC Entertainment, Mainframe Entertainment, Dreamworks and other internationally known cartoon firms in the forefront of the industry. These companies, as a result of their long standing associations and past cartoon successes have developed enormously sophisticated networks of distribution and advertising support, as well as the enormous exposure of their many products in the market and the media. They are of course the makers and the shapers of the industry in which Fineline hopes to find its place. As basically self-contained operations that can take a concept or idea all the way from the mind of its creator through story development, internal character design, storyboards, script, animation, filming and release with established distribution channels for the finished product, and all allied product merchandising and licensing affiliations, these companies have a major edge over Fineline.

Of course, because of the enormous size and reach of these major corporate players, FineLine is rather like a fly competing with an elephant relative to them. Perhaps more of concern to us are the other flies, that is to say the other less well known cartoon character companies seeking to make new cartoon introductions, as this is the sphere from which direct competition will come for the share of the market not already sewed up by the "battling elephants."

One area where this is particularly true is in the competition for licenses from companies looking for new, up-and-coming cartoons with the potential to capture the attention of targeted consumers. Management prepared for this by the development of a broad assortment of different cartoon character types aimed at different demographic profiles. Thus we have available a broad cross section of character groups designed to appeal to varied age group categories along with other competitive variables.

The popularity of cartoons as a medium for entertainment, retail sales, and marketing has been demonstrated by the movie industry, the television industry, the toy and game industries, the software industry, and that of advertising. In 1998, more feature length animated movies were released than at any time in the industry's history. "Mulan," "Out of Egypt," "Antz," "A Bug's Life," and "The Rug Rats Movie" are examples of Hollywood's understanding of the universal audience appeal and entertainment value of cartoons.

This is fueled by television with both Saturday morning and prime time programming and the success of animated series like "The Simpsons,"
"King of the Hill," and "Dilbert." The advertising industry knows that kids, puppies, kittens and cute cartoons have the highest consumer recall factor in commercial focus group tests. AT&T with its Michael Jordan Space Jam buddies, Chevrolet's Tazmanian Devil commercials, and Warner Brothers' use of the Warner Frog to publicize its television programming all point to the longevity, selling appeal, and proven revenue generation of cartoons.

Understanding this, the Company developed cartoon character groups designed to capitalize upon these variables. Rather than focus upon a single age group segment, the Company has undertaken the development of character group types which either address broad demographic profiles, or attract segments of the market by virtue of the broad character group profiles.

The Company competes with some major companies. Many of these competitors have substantially greater resources than the Company. The Company has identified a niche in the market. Should a larger and better financed company decide to directly compete with the Company, and be successful in its competitive efforts, the Company's business could be adversely affected.

The market for selling apparel products over the Internet is relatively new, rapidly evolving and intensely competitive, and the Company expects competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially-available software. The Company potentially competes with a number of other companies marketing similar products over the Internet. Competitive pressures created by any of the Company's competitors, could have a material adverse effect on the Company's business, results of operations and financial condition. The Company believes that the principal competitive factors in its market are volume and selection of goods, population of buyers and sellers, community cohesion and interaction, customer service, reliability of delivery and payment by users, brand recognition, Website convenience and accessibility, price, quality of search tools and system reliability. Some of the Company's potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than the Company. In addition, other on-line trading services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other on-line services increases.

Therefore, certain of the Company's competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Website and systems development than the Company or may try to attract traffic by offering services for free. Increased competition may result in reduced operating margins, loss of market share and diminished value in the Company's brands. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company by enabling the Company's competitors to offer a lower-cost service. Any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition.

4) Customers

The Company believes that establishing and maintaining brand identity is a
--------------------------------------------------------------------------
critical aspect of its efforts to attract new customers. In order to attract
----------------------------------------------------------------------------
customers, advertisers and commerce vendors, and in response to competitive
---------------------------------------------------------------------------
pressures, the Company intends to make a commitment to the creation and
-----------------------------------------------------------------------
maintenance of brand loyalty among these groups.  The Company plans to
----------------------------------------------------------------------
accomplish this, although not exclusively, through advertising its Website
--------------------------------------------------------------------------
through the various search engines, through other Websites, marketing its site
------------------------------------------------------------------------------
to businesses/customers through e-mail, online media, and other marketing and
-----------------------------------------------------------------------------
promotional efforts.  There can be no assurance that brand promotion activities
-------------------------------------------------------------------------------
will yield increased revenues or that any such revenues would offset the
------------------------------------------------------------------------
expenses incurred by the Company in building its brands.  Further, there can be
------------------------------------------------------------------------------
no assurance that anynew users attracted to FineLine Properties will conduct
----------------------------------------------------------------------------
transactions over FineLine Properties.com. on a regular basis.  If the Company
------------------------------------------------------------------------------
fails to promote and maintain its brand or incurs substantial expenses in an
----------------------------------------------------------------------------
attempt to promote and maintain its brand or if the Company's existing or future
--------------------------------------------------------------------------------
strategic relationships fail to promote the Company's brand or increase brand
-----------------------------------------------------------------------------
awareness, the Company's business, results of operations and financial
-----------------------------------------------------------------------
condition would be materially adversely affected.
------------------------------------------------

5) Strategic Alliances

The success of the Company will be dependent in part upon a number of strategic relationships that the Company intends to enter. At present, the Company is in discussions with several companies, both locally and internationally. However, as with any agreement, there can be no assurances
                  ----------------------------------------------------------
or guarantees that either party will fulfill its contractual obligations
------------------------------------------------------------------------
The amount and timing of resources which future strategic partners devote to assisting the Company will not be within the control of the Company. There can be no assurance that strategic partners will perform their obligations as expected or that any revenue will be derived from strategic arrangements. If any of the Company's strategic partners breaches or terminates an agreement with the Company, or otherwise fails to conduct its collaborative activities in a timely manner, the development, commercialization, or marketing of the product in question may be delayed, and the Company may be required to undertake unforeseen additional responsibilities or devote additional resources to the development, commercialization or marketing of its products. The inability to enter into strategic relationships or the failure of a strategic partner to perform its obligations could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to negotiate acceptable strategic agreements in the future, or that the resulting relationships will be successful. Nor can there be any assurances that the Company will continue to maintain and develop strategic relationships, nor to replace strategic partners in the event any such relationships are terminated. The Company's failure to maintain any strategic relationship could materially and adversely affect the Company's business, financial condition and results of operations.

6) Potential Fluctuations in Operating Results; Quarterly Fluctuations

The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. See "--Operating History." As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, marketing decisions or acquisitions that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition.

In particular, in order to accelerate the promotion of FineLine
Properties.com. Inc., the Company intends to heavily market its Cartoons.

7)  Raw Materials and Suppliers

The Company is of the service-type, which creates cartoons, and thus does not use any raw materials or have any principal suppliers of raw materials.

8) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

The Company relies on a combination of copyrights, trade secret laws and non-disclosure agreements to protect its proprietary technology. At present, the Company has 147 trademarked and copyrighted cartoons which are in the follow-ing character groups: The Moodies(tm), The Tasties(tm), The Hogstturrs(tm), Soft(tm), The Majors(tm), The Icers(tm), The Hoopsters(tm), Red Zone(tm), The Kooties(tm), The eKids(tm), The Computoons(tm), The Internauts(tm), The Milk Drops(tm), The Healthy Dozen(tm). All of the Company's cartoon names are followed by "tm" registered trademarks in the U.S. This provides excellent protection because, as long as trademarks are in use by the Registrant, the U.S. Trademark Office allows them to be renewed indefinitely.

The Company's success will depend to a significant degree on its ability to obtain and maintain copyright protection and preserve its trade secrets, and operate without infringing on the proprietary rights of third parties. The Company is in the process of evaluating the registration of its trademarks outside of the U.S. Based on International jurisdictions, the company's trademarks are unprotected outside of the U.S. The company also seeks to protect its intellectual property rights by limiting access to the distribution of its software, documentation and other proprietary information.

Many of the processes and much of the know-how of importance to the Company's technology depend upon the non-patentable technology, knowledge, and exper-ience of its technical personnel and collaborators. To help protect its rights, the Company requires employees, collaborators, and significant consultants and advisors with access to confidential information, to enter into confidentiality agreements with the Company. There can be no assurance, however, that these agreements will provide adequate protection for the Company's trade secrets, know-how or proprietary information in the event of any unauthorized use or disclosure. The Company's success and ability to compete is dependent in part upon its proprietary technology. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies.

The Company regards substantial elements of its Website and underlying infrastructure and technology as proprietary and attempts to protect them by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods.
The Company plans to enter into confidentiality agreements with its future employees, future suppliers and future consultants and in connection with its license agreements with third parties and generally seeks to control access to and distribution of its technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently.

Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving, and no assurance can be given as to the future viability or value of any of the Company's proprietary rights. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its proprietary information, which could have a material adverse effect on the Company's business, results of operations and financial condition. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention. Furthermore, there can be no assurance that the Company's business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against the Company, including claims that by directly or indirectly providing hyperlink text links to Websites operated by third parties. Moreover, from time to time, the Company may be subject to claims of alleged infringement by the Company or service marks and other intellectual property rights of third parties. Such claims and any resultant litigation, should it occur, might subject the Company to significant liability for damages, might result in invalidation of the Company's proprietary rights and, even if not meritorious, could result in substantial costs and diversion of resources and management attention and could have a material adverse effect on the Company's business, results of operations and financial condition.

9)  Regulation

The Company faces no significant regulation.

10)  Effect of Existing or Probable Government Regulations

The Company does not anticipate any significant changes to government copyright laws.

11) Research and Development Activities

The Company, among other things, plans to execute its business and marketing strategy successfully, continue to develop and upgrade its technology and information-processing systems, meet the needs of a changing market, provide superior customer service, respond to competitive developments and attract, integrate, retain and motivate qualified personnel provided the company can generate sales and profit.

The Company also needs to develop and identify products that achieve market and licensing acceptance. There can be no assurance that any company, including FineLine Properties.com, will achieve market acceptance. No assurance can be given that the Company's business model will be successful or that it can sustain revenue growth or be profitable. The market for the Company's products are characterized by an increasing number of market entrants. As is typical of any new and rapidly evolving market, demand and market acceptance for products are subject to a high level of uncertainty and risk.

There can be no assurances the Company will be successful in accomplishing all of these things, and the failure to do so could have a material adverse effect on the company's business, results of operations and financial condition.

12)  Impact of Environmental Laws

The Company is not aware of any federal, state or local environmental laws which would effect is operations.

13)  Employees

The Company presently employs two full time employees and six part time or contracted artists, programmers and designers. The two full time employees are working management employees.


(i) The Company's performance is substantially dependent on the performance of its president, Robert Petry. In particular, the Company's success depends on his ability to develop, design and market the company's products.

(ii) The Company does not carry key person life insurance on any of its personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company's future success also depends on its ability to retain and attract highly qualified technical and managerial personnel.

(iii) There can be no assurance that the Company will be able to retain its key managerial and technical personnel or that it will be able to attract and retain additional highly qualified technical and managerial personnel in the future. The inability to attract and retain the technical and managerial personnel necessary to support the growth of the Company's business, due to, among other things, a large increase in the wages demanded by such personnel, could have a material adverse effect upon the Company's business, results of operations and financial condition.

14)  Year 2000 Compliance

The Company does not design, develop, produce or manufacture products which utilize processors or other electronic devices which would or does put it in the position of having problems with Year 2000 compliance. All corporate computers have been purchased after 1997 and are Apple Macintosh computers which management believes has no year 2000 compliance problems. All corporate software has been purchased and or replaced after 1997, and management also believes this software has no Year 2000 compliance problems.

At this time, the Company is not currently aware of any Year 2000 problems relating to systems operated by the Company or by third parties that would have a material effect on the Company's business, results of operations or financial condition, without taking into account the Company's efforts to avoid such problems. Based on its assessment to date, the Company does not anticipate that costs associated with remediating the Company's systems will be material, although there can be no assurance to such effect.

15)  The Industry & Potential Effect on the Company's Plan of Operations

The overall international licensing and merchandising industry market size in terms of annual revenues, is in excess of $130 billion per year and the industry has been growing at an annual rate of between 7 to 10% per annum for the past 15 years (Reference: International Licensing and Merchandisers Association (LIMA), 2/99). These revenues come from items, goods and services such as toys, dolls, board games, computer games, stickers, decals, lunch boxes, apparel items, food, corporate logos and spokescartoons, movies, animated television shows, animated shorts, commercials, advertising, books, comics, posters, animation cells, stationary, greeting cards, wrapping paper, corporate promotions, special events, promotional tie-ins, license plate decorations, etc.

The rapid adoption of the Internet as a means to gather information, communicate, interact and be entertained, combined with the vast proliferation of Websites, has made the Internet an important new mass medium. Doing business in the cartoon industry to generate revenues, means primarily conducting licensing and merchandising activities to secure royalty and fee agreements. As these activities are conducted through the utilization of licensing agents and representatives, statistics relating to this aspect of the Company's business via Internet sources is not available.

The Company's future success will depend in part on its ability to improve the performance, features and reliability of the site continually in response to the evolving demands of the marketplace and to competitive product and service offerings; there can of course be no assurance that the Company will be successful in doing so. Accordingly, the Company's future success will depend on its ability to adapt to rapidly changing technologies, to adapt to evolving industry standards and to continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace. The failure of the Company to adapt to such changes would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by the Company to modify or adapt its services or infrastructure, which could have a material adverse effect on the Company's business, results of operations and financial condition.

16) Present Licensing Status

The Company markets its character groups via mass mailings to major firms, licensing agents and manufacturing firms which produce licensed products.
As a member of the International Licensing and Merchandisers Association out of New York (LIMA), the Company belongs to the largest licensing group in the world. Its membership includes such companies as: Disney, McDonald's, The National Hockey League, The National Football League, Major League Baseball, Warner Brothers, etc. The licensing and merchandising industry generated over $130 billion dollars globally in 1998 and has been growing at the rate of 10% per a year for the past fifteen years.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

Forward Looking Statements

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions, competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

All statements, trend analysis and other information contained in this Registration relative to markets for the Company's products and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ from those contained in the forward-looking statements.
The following discussion of the financial condition and results of operations of the Company should also be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Registration.

1) Plan of Operations

The Company is engaged in the business of the design and development of new cartoon character groups, internal merchandising, external licensing, merchandising and promotion to primarily corporations who then either manufacturer products for sale to consumers or utilize the Company's cartoons in promotions, advertising, animation or similar aspects. The Company has financed its operations to date through the sale of its securities (see Item 10-Sales of Unregistered Securities) as well as licensing revenues.

2) Since inception of January 11, 1988 through December 31, 1998, the Company incurred a net loss of $1,791,763 from operations. The Company was dormant from inception until May 26, 1996. From May 26, 1996 through December 31, 1997, the Company generated no income, and incurred a net loss from its operations of $512,034, of which $309,410 of this amount of expenses was deferred Officer's salaries and $202,624 represented selling, general and administrative costs. The first revenues generated by the Company from its operations took place in calendar year 1998. During 1998 the Company generated $22,544 in revenues, with total operating expenses of $1,279,729. These expenses included deferred Officer's salaries of $165,000; selling, general and administrative costs of $553,945, depreciation expenses of $74,510 and amortization of intangible assets of $486,274. This resulted in a 1998 net loss for the Company of $1,257,185. The Company's selling, general and administrative costs more than doubled from calendar year 1997 to 1998. This was due to increased operational overhead, as the company moves forward in its operations. For calendar year, 1998, the Company's net loss per share of common stock was $0.19.

An original stock offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1993, as amended, pursuant to Regulation D, Rule 504, of the Act. January 19, 1988, two founding shareholders purchased, at that time the outstanding and issued stock, which now equates to 3,956,350 shares of the Company's authorized but unissued treasury stock for bearing the cost of incorporating. Additionally, on March 13, 1998, the Company completed an offering of seventy-eight thousand Fifteen shares (78,015) at two dollars and fifty cents ($2.50) per share of the Common Stock of the Company to approximately 78 unaffiliated shareholders. The Company raised one hundred ninety-five thousand thirty-seven dollars and fifty cents ($195,036.50) through this offering. This offering was made in reliance upon an exemption from registration provisions 4(2) of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 504 of the Act. In connection with this Offering, the Company issued three (3) Stock Purchase Warrants for each share sold during this Offering. This represents 234,045 shares of Common Stock (the "Warrants"). These Warrants are exercisable at $2.50 per share on or prior to November 28, 1999, the expiration date of the Warrants. The Company may call the Warrants for exercise, on fifteen (15) days notice if not exercised by the shareholder(s) prior to the expiration of the fifteen (15) days notice period should the average closing bid price for the Company's Common Stock is equal to or greater than $3.00 per share of Common Stock for any consecutive period of ten (10) consecutive trading days. No Warrants have been exercised as of August 31, 1999. As of August 31, 1999, the Company has nine million one hundred forty-five thousand four hundred seventy-seven (9,145,477) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately one hundred eleven (111) shareholders of record, including the company's founder. Five Million Four Hundred Forty-eight Thousand Three Hundred Fifty (5,448,350) common shares of the total number issued are restricted shares. The Company issued 1,000,000 shares of its common stock in January, 1999 for $200,000 in cash and a note receivable in the amount of $590,000. In March, 1999, the Company issued 500,000 shares of its common stock for a note receivable in the amount of $400,000. Management fully anticipates that the proceeds from the sale of all of the Common Shares sold delineated above will be sufficient to provide the Company's capital needs for the next twelve (12) months.

The Company expects that it will continue to experience negative operating cash flow for the next twelve (12) months as a result of significant spending on advertising and infrastructure. The company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The Company does not have any preliminary agreements/understandings between the company and its stockholders/officers and directors with respect to loans or financing to operate the company. It is, however, the intent of the Company to seek to raise additional capital via a private placement offering pursuant to Regulation "D" Rule 505 or 506 or a private placement, should it need additional funding to continue as a going concern.

If the Company needs to raise additional funds in order to fund expansion, develop new or enhanced services or products, respond to competitive pressures or acquire complementary products, businesses or technologies, any additional funds raised through the issuance of equity or convertible debt securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the Company's Common Stock. The Company does not currently have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which would restrict the Company's operations. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to continue in business, or to a lesser extent not be able to take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures.

3) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

4) Management believes that the Company's future growth and success will depend on its ability to continue to develop licensable cartoon characters.

The Company has yet to incur any research and development costs January 1 through June 30, 1999.

(5) Management does not anticipate any significant changes in the number of its employees over the next approximately twelve (12) months.

B.  Segment Data

For fiscal year, ended December 31, 1998, $22,544 in sales revenue was generated by the Company. For the first nine months of fiscal year 1999, the Company generated $7,500 from operations. There is no table showing the percentage breakdown of revenue by business segment or product line is included.


ITEM 3.  DESCRIPTION OF PROPERTY

The Company leases its executive offices and Artist's Studio at 110 West Main
                                             --------------------------------
St., Kent, Ohio 44240. The Company also leases an office address at 7631
----------------------
Bermuda Road, Las Vegas, Nevada 89123.

The Company holds United States Trademarks and Copyrights for the cartoon characters as described under Copyrights and Trademarks. As indicated in the financial statements, the value(s) of these trademarks and copyrights varies in relationship to the licenses, merchandising and other agreements the Company has or projects with corporations. In the case of estimated value, such is calculated based upon outstanding agreements as well as the revenue generation potentials in accordance with GAAP accounting standards.

ITEM 4.  SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the end of the fiscal year, 1998, by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group as of September 9, 1999.


Title   Name & Address                     Amount of       Percent
of      of Beneficial         Date         shares          of
Class   Owner of Shares       Acquired     held by Owner   Class
------  ---------------       --------     -------------   --------
Common  Robert Petry(1)        01-19-88    3,263,000       30.65 %
        ----------------------------------------------------------
Common  Traveler's
        Investments, Ltd.(2)   04-30-98    1,211,000       11.37 %
                                                           -------
Common  Harcourt Wiltshire(3)  01-19-88      693,350        6.51 %
                                                           ------
Common  Sidney Rudick(4)       02-18-99       10,000        0.001 %

Common  Carl White(5)          02-18-99       10,000        0.001 %
-------------------------------------------------------------------

All Executive Officers Beneficial Owners
    and Directors as a Group (5 persons)   5,187,350       48.53 %
                                           ---------       -------


(1) Robert Petry, President/CEO, 7337 Westview Drive, Kent, OH 44240. Additionally, Robert V. Petry II, son to Robert Petry owns 140,000 shares of common restricted stock.

(2) Traveler's Investments, Ltd., East Bay Street, Nassau, Bahamas

(3) Harcourt A. Wiltshire, Retired Officer of Company, 4362 SW 52 Street, Fort Lauderdale, FL 33314

(4) Sidney Rudick, Secretary, 4362 SW 52 Street, Fort Lauderdale, FL 33314

(5) Carl White, Long Beach, CA.,

B.  Persons Sharing Ownership of Control of Shares

Robert Petry, President/CEO and Traveler's Investments, Ltd., owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.  Non-voting Securities and Principal Holders Thereof

The Company has not issued any non-voting securities.

D.  Options, Warrants and Rights

The Company issued three (3) Stock Purchase Warrants for each share sold during its 504 Offering. These Warrants represent 234,045 shares of Common Stock (the "Warrants"). These Warrants are exercisable at $2.50 per share on or prior to November 28, 1999, the expiration date of the Warrants. The Company may call the Warrants for exercise, on fifteen (15) days notice if not exercised by the shareholder(s) prior to the expiration of the fifteen
(15) days notice period should the average closing bid price for the Company's Common Stock is equal to or greater than $3.00 per share of Common Stock for any consecutive period of ten (10) consecutive trading days. No Warrants have been exercised as of August 31, 1999. (See: Management's Discussion and Analysis of Plan of Operations, Number 2.)


E.  Parents of Issuer

Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

A. Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:


Name                         Age              Position
--------                    ------           ----------
Robert Petry                 53              President
                                             Chairman of the Board

Carl White                   44              Vice President, Director

Sidney Rudick                64              Vice President, Board Secretary


A list of the current officers and directors of the Company appears below. The directors of the Company are elected annually by the shareholders. The officers serve at the pleasure of the Board of Directors. The directors do not presently receive fees or other remuneration for their services save for the reimbursement of travel and accommodation expenses directly associated with the attendance of Board meetings.

B. Family Relationships

None - Not Applicable

C. Work Experience

Robert Petry, President Chairman of the Board

1969 - 1975,  President, Growth Opportunities, Inc., Kent, Ohio.  Owned and
                                                                  ---------
operated a financial, investment company which owned and operated three restaurants and bars.

1975 - 1988, President, RVPetry Enterprises, Inc., Kent, Ohio. Owned and operated this real estate investment company which located and financed various real estate ventures in the Kent, Wadsworth areas on a company owned and well as multi partnership basis for varied speculation, income, growth and tax shelter variables in differing percentages of ownership. The company brought, sold and owned properties, primarily both single and multi-residential
-------------------------------------------------------------------------------
properties.
-----------
1982-1994, President Kent Toys, Inc., Kent, Ohio. Kent owned and licensed various cartoon characters as well as developed certain games and toys for the preschool through adult market.

1988 - Present, President, FineLine Properties, Inc., Kent, Ohio.
Established using the resources of RVPetry Enterprises, Inc
His duties with the Company are defined as follows, from the Company
By-laws:

Section 3. President. The President shall be the chief executive officer of the Corporation and, subject to the control of the Board of Directors, shall
---
control all business affairs of the Corporation including, but not restricted to, routine purchasing of inventory, sales and marketing strategies pursued, hiring and firing of employees of the Corporation, determination of salaries of employees, risk management, etc. and the devolution of any of these duties to subordinates as he or she deems necessary and appropriate. He or she shall execute the decisions of the Board of Directors in a timely manner, or on any other relevant corporate matter, as Directors or any Director shall dictate, within the bounds of these By-laws.

Section 7. Chairman of the Board of Directors. The Chairman of the Board of Directors shall preside at all meetings of the Corporation or adjournments thereof. The Chairman of the Board shall be elected by, and serve exclusively at the discretion of, the Board of Directors, and shall serve a term co-incident with that of all other Board members. The Chairman of the Board of Directors shall be the spokesperson for the Board of Directors, unless he or she assigns this duty to another Director. The Chairman of the Board of Directors shall have no special powers other than those explicitly described in this Article.

Personal Data: Date of Birth: 7/25/46, Married, Three children excellent health. Education: 1961 - 1965, Kent State University High School, Kent, Ohio; 1965 - 1969, Kent State University, Kent, Ohio, Business Degree.


Carl White, Director

1977 - 1982, Producer, Director of Prime Time Programming, Major Market Video Productions, Inc., Long Beach, California

Responsible for the selection properties as well as editing of purchased properties for cable television broadcast in the Southern California region. Supervised a staff of eight employees in the production department and reported directly to the Vice President of Program Development / Marketing of the company. Duties included serving on the finance committee, and interfacing with the editing department as well as outside contact with cable companies. Attended and organized trade show participation, presentations and assisted in marketing program Development and implementation.

1982 - 1984 Distribution Manager, First Tell, Inc., Hollywood, California. Organized and arranged the distribution of video properties in the Western Region of the United States, California, Nevada, Colorado, Washington, New Mexico and Utah, to cable television stations of video programming as well as selected movies. Opened up markets in Utah, Washington and New Mexico for the distribution of product, as well as expansion of the company's programming lines to include movies.

1983 - Present, Co-Owner Belmont Heights Manor, Long Beach, California Assisted in the founding of a senior care facility with his mother
Mrs. White who secured financing and backing to set up the first 8 person care unit which remained in operation for six years before moving to the present location which maintains and cares for 34 patients. Licensed by the State of California, Belmont Heights Manor has established a reputation for personal care of its residents that has enabled it to secure a clientele of higher income retirees thereby permitting the company charge rates which allow the operation to maintain its high standards.

1996 - Present, Director FineLine Properties.com, Inc.
A member of the Board of Directors, Mr. White serves the Company in the capacity as follows: Section 1. By-Laws, Nominative Offices. The named offices of the Board of Directors shall be that of a President, a Treasurer, and a Secretary. A single Director may hold more than one named office, but not more than two. Such Directors as do not hold a named office shall be called and considered Members-at-Large of the Board of Directors. Mr. White contributes on average 35 hours per week to Company business.

Personal Data:  Date of Birth: 1/6/55, Single, excellent health.
Education: 1969 - 1973, Long Beach Poly High School, Long Beach, California; 1973 - 1975, Long Beach City College, Long Beach, California; 1975 - 1977, Long Beach State, Long Beach, California, Bachelor of Arts Degree

Sidney Rudick, Secretary, Treasurer

1943 - 1945, United States Marines, Honorable Discharge

PROFESSIONAL

Sidney Rudick, Secretary, Treasurer

1943 - 1945, United States Marines, Honorable Discharge PROFESSIONAL

1946 - 1950, Furniture Manager, Hearn's Department Store, Bronx, New
York. Began as a trainee working various departments within the department store and was promoted to Manage the furniture and furnishings department after two years. Reported directly to the Floor Manager.

1950 - 1955, Electronics and Furnishings Manager, R.H. Macy's, Manhattan, New York. Managed these departments at Macy's Herald Square location in Manhattan. Responsibilities included personnel management, inventory and promotional venues. Increased floor revenues per square foot to equal the higher volume cosmetics and personal beauty aids departments. Oversaw a department of 24 people.

1955 - 1962, Sales Manager, Montgomery & Company, New York, New York. Started in one of the first retail carpet operations in the United States servicing both business and residential locations. Prior to this, carpet was sold and installed by the mills themselves through their outlets. Directed efforts and a sales force that established regional accounts as well as supplier relationships with the various mills.

1962 - 1993, President, Carpet & Draperies, New York, N. Y. And Fort Lauderdale, Florida Founder of this home decoration and installation business which services the Dade and Broward Country regions of Southern Florida. The company grew from a one person establishment to the become the leader of carpet and drapery retailing installations in the state of Florida during 1984 through 89. Pioneered various retail advertising placement/display ads which enabled the company to obtain the sales volume to accomplish the foregoing.

1993 - Present, Owner, Installations Etc., Inc., Fort Lauderdale, Florida. The business specializes in offering carpet at discount prices to residential and businesses and measures as well as sees to the installation completion and satisfaction. The company services the Southern Florida region.

1996 - Present, Secretary - Treasurer - Director, FineLine Properties, Inc., Fairlawn, Ohio. Serve as a member of the Board of Directors in the capacity of Secretary and Treasurer. Mr. Rudick contributes on average 35 hours per week to Company business. Responsibilities include the defined duties for these positions as contained in the Corporate By-laws, as:

Section 5. Secretary. The Secretary shall: (a) keep the minutes of the proceedings of the shareholders and the Board of Directors; (b) see that all notices are duly given in accordance with the provisions of these By-laws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary of each shareholder;
(e) sign, with the President, certificates for shares of the Corporation which have been authorized by the Board of Directors or the shareholders;
(f) have general charge of the stock transfer books of the Corporation; and
(g) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the Chairman or Board of Directors.

Section 6. Treasurer. The Treasurer shall (a) have custody of and be responsible for all funds and securities of the Corporation; (b)receive and give receipts for all money due and payable to the Corporation, and deposit all such moneys in the name of the Corporation in such banks or other depositories as shall be designated by the Board of Directors; and (c) in general perform all of the duties incident to the office of the Treasurer and which may be assigned to him or her from time to time by the Chairman of the Board.

Personal Data:  Date of Birth 4/22/25, Divorced, Three children, excellent
Health.   Education: 1936-1940, Dewitt Clinton High School, Bronx, N.Y.

D. Involvement on Certain Material Legal Proceedings During the Last Five
   Years.

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

(5) The directors serve for a term of one year, as stated in the Company's By-laws, the directors are elected at the annual meeting of the stockholders which shall be held on the third Friday in February.

Members of the Board of Directors hold office and serve until the next annual meeting of the shareholders of the Company or until their respective successors have been elected and qualified. Executive officers are appointed by and serve at the discretion of the Board of Directors. The Company's directors do not currently receive any cash compensation for service on the Board of Directors save for the reimbursement of travel and accommodation expenses directly associated with the attendance of Board meetings.

ITEM 6.  EXECUTIVE COMPENSATION

A. Remuneration of Directors and Executive Officers

The following table sets forth the cash and noncash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered during the fiscal year ended December 31, 1998.


Annual Compensation
                                                                 Deferred
Name                Position              Salary        Bonus    Salary
--------            ---------             ----------    ------   ---------
Robert Petry        President             $90,000       0        0

Carl White          VP, Director          $55,000       0        0

Sidney Rudick       VP, Board Secretary   $55,000       0        0


The Company entered into five-year employment agreement with Robert Petry effective June 1, 1996 and other executives. The agreements require each of these individuals to devote their entire productive time, ability and attention to the business of the Company during the term of the agreement. As of the date of this agreement, they provide for the payment of a base salary of $90,000.00 to Mr. Petry, from the date of these agreement until deferred until January 1, 2000. During the indicated period Mr. Petry is paid expenses only for business directly associated with the administration and running of the Company. The agreement also provides for automatic adjustments to base salary and cash bonuses from the Company upon the satisfaction of certain performance goals based upon gross sales by the Company during a rolling 12 month period. Employment agreement between the Company and Mr. White and Mr. Rudick call for these individuals to be compensated at the rate of $55,000.00 as base salary with performance options starting in January 2000. (See Exhibit 10 (b), (c), (d), "--Employment Agreements.")

B. Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only directors are its current executive officers.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions since the beginning of fiscal year 1999, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

                               PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

A. Market Information

(1) The Company's common stock is listed and trading on the NASDAQ Over The Counter Bulletin Board under trading symbol FNLN. The Company's Market Maker is National Capital, LLC, 2804 West Country Club Drive, Oklahoma City, OK 73116.

CERTAIN MARKET INFORMATION

The Company's Common Stock is traded on the OTC Bulletin Board under the symbol "FNLN" and commenced its trading under that symbol on November 1, 1998. The following table sets forth the high and low bid quotations for the Common Stock for the periods indicated. These quotations reflect prices between dealers, do not include retail mark-ups, mark-downs, and commissions and may not necessarily represent actual transactions. These bid quotations have not been adjusted retroactively by any stock split.

                                         Common Stock
PERIOD                              HIGH             LOW
------                              ----             ---
Calendar Year 1998
------------------
Fourth Quarter ended 12/31/99       $2.12            $0.37

Calendar Year 1999
------------------
First Quarter ended 3/31/99         $3.50            $0.27
Second Quarter ended 6/30/99        $1.44            $0.28
July 1 - August 31, 1999            $1.34            $0.19


(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's Common Stock.

(ii) There is currently no common Stock of the Company which could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by the security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.   Dividends

The Company has not paid any cash dividends since its inception and does not contemplate paying any in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

C.  Holders

As of August 1, 1999, the Company has approximately one hundred eleven (111) stockholders of record.

D.  Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.  Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120 (702) 361-3033.


ITEM 2.  LEGAL PROCEEDINGS

In October 1998, counsel for the United States Securities and Exchange Commission (the "Commission") advised Mr. Robert V. Petry in writing that the staff of the Commission had made a preliminary determination to recommend to the Commission that it authorize the staff to file a civil enforcement action against Robert V. Petry in an appropriate United States District Court for violations of Section 5 of the Securities Act of 1933 seeking injunctive relief, disgorgement, penalties and prejudgment interest. The staff's recommendation was based on Robert V. Petry's alleged actions in connection with Interactive Multimedia Publishers, Inc. including among other things his direct or indirect sales of securities of IMP when no registration statement was in effect as to IMP's securities. Mr. Petry also received 450,000 unregistered shares of IMP common stock for introducing the President of IMP to a third party, who acted as a stockbroker for the company. Mr. Petry subsequently sold these unregistered shares at allegedly inflated prices through his own nominee accounts.

In November, 1999, after receiving notice of action in June, 1999 Robert Petry
------------------------------------------------------------------------------
agreed to a Consent and Undertakings, to resolve the outstanding matter. Mr.
----------------------------------------------------------------------------
Petry, without admitting or denying any of the allegations in the Complaint
---------------------------------------------------------------------------
above, except as to Jurisdiction, consented to the entry, without further
-------------------------------------------------------------------------
notice, of the Final Judgment of Permanent Injunction and Other Relief as to
----------------------------------------------------------------------------
Robert V. Petry ("Final Judgment"), in the form annexed, permanently restraining
--------------------------------------------------------------------------------
and enjoining him, his agents, employees, attorneys-in-fact, all those persons
------------------------------------------------------------------------------
in active concert or participation with Petry who receive actual notice of the
------------------------------------------------------------------------------
Final Judgment by personal service or otherwise, and each of them, be and they
------------------------------------------------------------------------------
hereby are permanently restrained and enjoined from violating Section 5 of the
------------------------------------------------------------------------------
Securities Act [15 U.S.C. 77(e)] directly or indirectly, and he agreed to
-------------------------------------------------------------------------
pay, as a result of the conduct alleged in the Complaint, $10,000 as a civil
----------------------------------------------------------------------------
penalty.
--------

Additionally, the Company has been informed that the Division of Enforcement of the U.S. Securities and Exchange Commission has commenced an inquiry investigation regarding certain matters which may be related to the Company. No specifics were given to the Company by the SEC.

ITEM 3.  SALES OF UNREGISTERED SECURITIES

The Company's shares of Common Stock are not registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (hereinafter referred to as the "Act"), and with the exception of certain shares issued pursuant to Regulation D-504, are "restricted securities." Rule 144 of the Act provides, in essence, that holders of restricted securities for a period of one year (unless an affiliate of the Company) may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one percent of the Company's then outstanding securities. Affiliates may be required to hold for two years. Non affiliates of the Company who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restriction. There are a total of 5,448,350 of restricted shares. Sales of shares of Common Stock under Rule 144 may have a depressive effect on the market price of the Company's Common Stock, should a public market develop for such stock. Such sales might also impede future financing by the Company.

Since its inception in 1988, the Company has not paid cash dividends on its
                       ----
Common Stock. It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payments of cash dividends in the future will be dependent upon, among other things, the amount of funds available, the Company's earnings, financial condition, capital requirements, and other factors which the Board of Directors deem relevant. As of August 1, 1999 there were approximately one hundred eleven (111) Common Shareholders of record.

Private Placements

Prior to becoming listed on the NASDAQ OTC Bulletin Board, the Company completed an exempt placement of securities of 78,015 shares of common stock, pursuant to a Regulation D, Rule 504 exempt offering, which was commenced on March 12, 1997 with the offering closed on March 13, 1998, resulting in gross offering proceeds of $195,037.50. In connection with this Offering, the Company issued three (3) Stock Purchase Warrants for each share sold during this Offering. This represents 234,045 shares of Common Stock (the "Warrants"). These Warrants are exercisable at $2.50 per share on or prior to November 28, 1999, the expiration date of the Warrants. The Company may call the Warrants for exercise, on fifteen (15) days notice if not exercised by the shareholder prior to the expiration of the fifteen
(15) days notice period should the average closing bid price for the Company's Common Stock is equal to or greater than $3.00 per share of Common Stock for any consecutive period of ten (10) consecutive trading days. No Warrants have been exercised as of August 31, 1999.

On March 13, 1998, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 78,015 shares of the Common Stock of the Company to 78 unaffiliated shareholders of record. The Company filed an original Form D on or about Aril 29, 1998 with the Securities and Exchange Commission on or about March 22, 1998. The Company issued 1,000,000 shares of its common stock in January, 1999 for $200,000. In March, 1999, the Company issued 500,000 shares of its common stock for a note receivable in the amount of $400,000. As of September 30, 1999, the Company has 10,645,477 shares of common stock issued and outstanding held by approximately one hundred eleven (111) shareholders of record.

ITEM 4.  DESCRIPTION OF SECURITIES

A. Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock, no par value, of which, as of 10,645,477 shares are issued and outstanding and held of record by approximately one hundred eleven (111) stockholders at the date of the preparation of this document per information as supplied by the Company's Transfer Agent, Pacific Stock Transfer. The Company cannot indicate the number of shareholders which exist outside of those who have requested physical delivery of shares or are trading the stock on a daily basis, with any degree of accuracy. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Nevada law and the Company's By-Laws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

(1)Description of Rights and Liabilities of Common Stockholders

i.Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

ii.Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. There are a total of 20,000,000 authorized regular common shares.

iii.Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv.Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v.Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii.Sinking Fund Provisions - No sinking fund provisions exist.

viii.Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this registration statement.

(2)Potential Liabilities of Common Stockholders to State and Local
      Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statutes. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.   Preferred Stock

The Company has 1,000,000 shares of Preferred Non-Voting Stock at $0.001 par value authorized with none issued nor outstanding.

C. Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

D. Other Securities To Be Registered

The Company is not registering any security other than its Common Stock.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Articles of Incorporation for the Company do contain provisions for indemnification of the officers and directors; in addition, Section 78.751 of the Nevada General Corporation Laws provides as follows: 78.751 Indemnification of officers, directors, employees and agents; advance of expenses.

1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suitor proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders: (b) By the board of directors by majority vote of a quorum consisting o directors who were not parties to act, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot to obtained, by independent legal counsel in a written opinion; or

5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than the directors or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his act or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and endures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate juris-diction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

a)    FineLine Properties.com, Inc.
      Financial Statements, report from James E. Slayton, CPA;
      and notes to Financial Statements

b) Interim Financial Statements are provided at this time as they are applicable.

c) Financial Statements of Businesses Acquired or to be acquired are not provided at this time, as they are not applicable at this time.

d) Proforma Financial Information is not provided at this time, as it is not applicable at this time.

Item 2. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

         None --  Not Applicable.

Financial Statements


                    FineLine Properties.com, Inc.
                    (A DEVELOPMENT STAGE COMPANY)

                        FINANCIAL STATEMENTS
                       for the period ending
                        September 30, 1999

                           TABLE OF CONTENTS

                                                       PAGE

NOTE FROM AUDITOR                                      F-0

INDEPENDENT AUDITORS' REPORT.........................  F-1

BALANCE SHEET........................................  F-2-3

STATEMENT OF OPERATIONS..............................  F-4

STATEMENT OF STOCKHOLDERS' EQUITY....................  F-5

STATEMENT OF CASH FLOWS..............................  F-6

NOTES TO FINANCIAL STATEMENTS........................  F-7-11


                        James E. Slayton, CPA
                       3867 WEST MARKET STREET
                             SUITE 208
                         AKRON, OHIO 44333

                   INDEPENDENT AUDITORS' REPORT
                   ----------------------------

To Whom It May Concern:                            November 16, 1999

We have added additional disclosures to the audit of FineLine
Properties.com,Inc. ( A Development Stage Company). We believe that these disclosures provide information which may be useful to the readers of these financial statements. In addition, a copy of the audited statement from other auditors for December 31, 1997 is attached.

Professionally,
s/s James E. Slayton

James E. Slayton, CPA
Ohio License ID  #04-1-15582

                        James E. Slayton, CPA
                       3867 WEST MARKET STREET
                             SUITE 208
                         AKRON, OHIO 44333

                   INDEPENDENT AUDITORS' REPORT
                   ----------------------------

Board of Directors                                   September 22, 1999
FineLine Properties.com, Inc. (The Company)
Las Vegas, Nevada 89104

I have audited the Balance Sheet of FineLine Properties.com, Inc.
(A Development Stage Company), as of December 31, 1998, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of FineLine Properties.com, Inc. as of December 31, 1997, were audited by other auditors whose report dated March 15, 1999, expressed an unqualified opinion on those statement and was furnished to us, and out opinion, insofar as it related to the amounts included from December 31, 1997, is based solely on the report of the other auditors.

I conducted my audit in accordance with generally accepted auditing standards. These require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FineLine Properties.com, Inc., (A Development Stage Company), at Dec. 31, 1997 and Dec.31, 1998, and the results of its operations and cash flows for the period Jan. 11, 1988 (Date of Inception) to Dec.31, 1997 and the period ended Dec.31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and has not established a long term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

s/s James E. Slayton
----------------------------
James E. Slayton, CPA
Ohio License ID# 04-1-15582

                         Fineline Properties.com, Inc.

                                 BALANCE SHEET
                                    AS AT
                    December 31, 1997 and December 31, 1998



ASSETS


                             December 31             December 31
                                1998                     1997
                             ------------           -------------

Current Assets
Cash                         $     458.00           $  63,284.00
Inventories                          0.00             321,524.00
                             ------------------------------------

Total Current Assets               458.00             384,808.00

PROPERTY AND EQUIPMENT
Furniture and Fixtures         272,901.00             326,050.00
  (net of depreciation)
Equipment                       20,695.00              25,869.00
  (net of depreciation)
Leasehold Improvements           4,445.00                   0.00
                             ------------------------------------

Total Property and Equipment   298,041.00             351,919.00

OTHER ASSETS:
Trademarks                   1,880,000.00           2,350,000.00
Other Intangible assets         63,097.00              78,871.00
Organization Costs net
     Of Amortization             2,000.00               2,500.00
                             ------------------------------------

Total Other Assets           1,945,097.00           2,431,371.00
                             ------------------------------------

TOTAL ASSETS                 $2,243,596.00         $3,168,098.00



             See accompanying notes to financial statements

                          Fineline Properties.com, Inc.

                                 BALANCE SHEET
                                      AS AT
                    December 31, 1998 and December 31, 1998



LIABILITIES AND EQUITY

Current Liabilities
Accounts Payable                 $     0.00               $13,000.00
                                 -----------------------------------
Total Current Liabilities              0.00                13,000.00

OTHER LIABILITIES
Accrued salaries payable         474,566.00               309,410.00
Accrued payable other            232,208.00               301,460.00
Notes payable                      2,500.00                 2,500.00
                               --------------------------------------
Total Long Term Liabilities      709,274.00               613,370.00
                                 ------------------------------------
Total Liabilities                709,274.00               626,370.00

EQUITY
Common Stock, no par value
authorized 20,000,000 shares   3,303,541.00             3,053,762.00
issued and outstanding at
December 31, 1998, 9,145,477
common shares of which 5,448,350
are restricted

Preferred Stock, $.001 par value,
Authorized 1,000,000 shares
None issued                            0.00                    0.00

Retained Earnings or (Deficit
accumulated during the
development stage)           (1,769,219.00)             (512,034.00)
                            -----------------------------------------
Total Stockholders' Equity    1,534,322.00               541,728.00

TOTAL LIABILITIES AND
OWNER'S EQUITY:              $2,243,596.00            $3,168,098.00


           See accompanying notes to financial statements

                           Fineline Properties.com, Inc.

                              STATEMENT OF OPERATIONS
                                    FOR PERIOD

           January 11, 1988 (Date of Inception) to December 31, 1997 and
                           Period ended December 31, 1998


STATEMENT OF OPERATIONS


                             January 11
                                1988
                             (Date of
                             Inception)
                             To December 31    December 31     December 31
                                  1998             1998          1997
                             -------------------------------------------
REVENUE
Revenues                     $22,544.00       $22,544.00              0.00

COSTS AND EXPENSES

Selling, General and
   Administrative            756,569.00       553,945.00        202,624.00
Officer's Salaries           474,410.00       165,000.00        309,410.00
                           -----------------------------------------------
Total Costs and
Expenses                     1,230,979.00     718,945.00        512,034.00
                           -----------------------------------------------

Net Ordinary Income
or (Loss)                   (1,208,979.00)    (698,401.00)     (512,034.00)
                           ================================================

Weighted average
number of common
shares outstanding           6,650,238         6,650,238         4,383,415

Net Earnings
Per Share                    ($0.18)           ($0.11)            ($0.12)


                 See Accompanying Notes to Financial Statements

                     FineLine Properties.com, Inc.
                     (A Development Stage Company)
              STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                              FOR PERIOD
January 11, 1988 (Date of Inception) to December 31, 1997 and Period ended
                            December 31, 1998

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                                   Deficit
                                                   accumulated
                      Common                       during       Total
                      Stock                        development  Stockholder
                      Shares       Amount          stage        Equity
                      --------------------------------------------------------

Common Stock issued
for service
January 11, 1988       3,000,000      540,000.00                   540,000.00

May 26, 1996
Acquisition of Wedge
Trade Mark                80,000      200,000.00                   200,000.00

Acq't'n Moodies,
Taste Bud, Lottery TMs
and Prepaid Services   1,075,000    2,150,000.00                 2,150,000.00

Issued for s'vcs, 1997   434,790      108,662.00                   108,662.00

Issued for cash, 1997     22,040       55,100.00                    55,100.00

Net loss Jan.11,
 1988 (Inception) to
December 31, 1997                                 (512,034.00)   (512,034.00)
                    ---------------------------------------------------------
Balances as at
December 31, 1997     4,611,830    $3,053,762.00  ($512,034.00) $2,541,728.00

Issued for cash,1998  4,533,647       249,779.00                   249,779.00

Net loss Jan.1, 1998
to Dec.31, 1998                                   ($596,401.00)   (696,401.00)
                   -----------------------------------------------------------
Balances
Dec.31, 1998          9,145,477    $3,303,541.00   ($1,208,435.) $2,095,106.00
                ===============================================================

             See accompanying notes to financial statements

                         FINELINE PROPERTIES.COM, INC.
                           STATEMENTS OF CASH FLOWS
                                 FOR PERIOD
             January 11, 1988 (Date of Inception) to December 31, 1997 and
                       Period ended December 31, 1998

STATEMENT OF CASH FLOWS

                                  (Date of
                                  Inception) to
                                  December 31     December 31     December 31
                                       1998            1998          1997
                                   ------------------------------------------
CASH FLOWS FM OPERATING ACTIVITIES

Cash received from customers        22,544.00       22,544.00            0.00

Cash paid to suppliers & employees 274,365.00      230,049.00       44,316.00

Cash disbursed for
    Operating Activities           274,365.00      230,049.00       44,316.00
                                   -------------  -----------    ------------
Net cash flow provided by
    Operating Activities          (251,821.00)    (207,505.00)    (44,318.00)

CASH FLOWS FM INVESTING ACTIVITIES

  Purchase of fixed assets               0.00            0.00           0.00
                                   -----------------------------------------
  Net cash used by investing
  activities                            (0.00)          (0.00)         (0.00)

CASH FLOWS FM FINANCING ACTIVITIES

Issuance of Capital Stock          248,779.00      194,679.00      55,100.00
Advances from Individual             2,500.00            0.00       2,500.00
Cash paid for organizational costs       0.00            0.00           0.00
                                   -----------------------------------------

Net cash provided by
   financing activities            252,279.00     194,879.00       57,600.00

Cash and cash equivalents
beginning of year                      458.00      63,284.00            0.00

Net increase (decrease) in cash        458.00     (12,826.00)      13,284.00

Balance at end of period               458.00         458.00       13,284.00

                See accompanying notes to financial statements.

                          Fineline Properties.com, Inc.
                          (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized January 11, 1988(Date of Inception) under the laws of the State of Ohio, as FineLine Properties, Inc. (The Company) has had limited operations and in accordance with SFAS #7, the Company is considered a development stage company. On or about March 30, 1998, the Company effected a reorganization and merger with Fineline Properties.com, Inc. (incorporated under the laws of the State of Nevada, January 12, 1998) which had no assets or liabilities. The Company re-domiciled its location to the state of Nevada. The Company is authorized to issue 20,000,000 shares of its no par value common stock. The Company is authorized to issue 1,000,000 shares of its $.001 par value preferred stock.

The Company has 9,145,677 shares of its common stock issued and outstanding; 5,448,350 of these shares are restricted.

There have been no other issues of common or preferred stock.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting polices and procedures have not been determined except as follows:

1. The Company uses the accrual method of accounting, recognizing revenue when sales and services are provided and the Company is reasonably certain of collection.

2. The cost of organization, $2,500.00 has been capitalized. Management has elected to amortize these and other intangible costs until the firm exits its development stage.

3. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding.

4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

5. The Company experienced losses during its last two fiscal tax years. Therefore the Company has not provided for a provision for federal income taxes. The Company will review its need for a provision for federal income tax after each operating quarter. The Company has net operating losses of $1,208,435.00. These losses are due to expire for tax purposes $512,034 in tax year 2012 and $696,401.00 in tax year 2013. Deferred tax benefits were not recorded as management determined that it was less likely that the benefits would be utilized.

                    FineLine Properties.com, Inc.
                    (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS
                    -----------------------------


6. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.

7. The Company has not yet adopted certain accounting policies. The effects of not adopting these polices are deemed to be insignificant and immaterial.

8. The Company's Statement of Cash Flows is reported utilizing cash (currency on hand and demand deposits) and cash equivalents (short-term, highly liquid investments with a maturity of less than three months). The Company's Statement of Cash Flows is reported utilizing indirect method of reporting cash flows.

9. On June 17, 1998 the Board of Directors decided to write off the Company's inventory of products as contained in the December 31, 1997 financial statements, due to accounting and value considerations. An analysis of future cash flows for the inventory determined that these products were impaired. Accordingly, the Company wrote off the inventory to reflect expected cash Flows estimated to be zero for these assets.

10. The Company was inactive until May of 1996 and had no revenues or expenses prior to January 1, 1997.

11. The Company has elected to depreciate its plant and equipment over sixty months utilizing the straight method of depreciation. There was $74,510.00 of depreciation recorded in 1998.

12. Management assigned amounts to noncash services and acquisitions based on fair market value of the services and acquisitions.

13. Management has adopted SFAS 121, and will review its inventories, long lived assets and intangible assets for significant factors which would require an evaluation of impairment to those assets.

                    FineLine Properties.com, Inc.
                    (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS
                    -----------------------------


NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would
be unlikely for the Company to continue as a going concern.   To date,
the Company has directed its efforts to the development of uniqueness and characteristics for its holdings. Company officials have also been engaged in discussions and negotiations with potential strategic alliance partners. In February of 1998, the Company entered into agreement with Marvel Comics whereby certain of the Company's trademarked characters will be licensed to and marketed by Marvel in such venues as animated television series.

NOTE 4 - RELATED PARTY TRANSACTION

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

The Company issued 234,045 warrants in connection with the stock offering of March 13, 1998. These warrants represent a potential 234,045 shares of common stock. These Warrants are exercisable at $2.50 per share on or prior to November 28, 1999, the expiration date of the Warrants. The Company may call the Warrants for exercise if the average closing bid price for the Company's Common Stock is equal to or greater than $3.00 per share of Common Stock for any consecutive period of ten (10) trading days. No warrants have been exercised through August 31, 1999.

                    FineLine Properties.com, Inc.
                    (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS
                    -----------------------------

NOTE 6 - YEAR 2000 ISSUE

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.


NOTE 7 - LONG TERM OBLIGATIONS

The Company leases real property at 3250 W Market St., Suite 302,
Fairlawn, Ohio and 110 W Main Street, Kent, Ohio. Rent was paid in the amount of $12,450 for the year ending 12/31/1997 and $19,090 for the year ending 1998.

The Company owes two officers/shareholders of the Company a total of $706,774.00 in accrued salaries payable and inventory purchase. It will be the policy of Management to retire these legitimate and recognized obligations in such a time and manner as when the Company has determined, at the Board level, that the Company has achieved profitability to the extent that the repayment schedule will not severely impair or adversely affect the Company's cash flow. As such, these liabilities are represented on the financial statements as long-term.

NOTE 8 - CERTAIN TRANSACTIONS

On January 11, 1998, the Company issued to its founders Three Million (3,000,000) shares of Common stock valued in aggregated herewith at Eight-one Thousand Three Hundred Seventy-one dollars (81,371). On May
26, 1996, the Company issued Eighty Thousand (80,000) shares of Common stock as consideration for the acquisition of the trademark and rights to a product called the Wedge TM, valued at Two Hundred Thousand dollars ($200,000.00). Additionally, on that same day, the Company issued One Million Seventy-five Thousand (1,075,000) shares of Common stock as consideration for acquisition of trademarks and rights to cartoon characters called The MoodiesTM and The Taste BuddiesTM as well as certain lottery trademarks and services and inventories related thereto, the trademarks, rights, and services being valued in aggregate at Two Million Seven Hundred Twenty-one Thousand Nine Hundred Eight-three dollars
 ($2,721,983.), with $371,983 of that amount being applied to the acquisition of certain assets nd expenses. Management has chosen to recognize the value of the trademark assets as constituting $2,350,000 of the3 $2,721,983 in its financial statements. On April 30, 1997, the Company issued Four Hundred Thirty-four Thousand Seven Hundred Ninety (434,790) shares of Common stock as consideration for certain services which had been or were to be rendered, these services being valued t One Hundred Sixty Thousand Three Hundred Twenty-one dollars ($160,321.00).

NOTE 9 - RELIANCE ON OTHER AUDITORS

The financial statements of FineLine Properties.com, Inc. as of December 31, 1997, were audited by other auditors whose report dated March 15, 1998, expressed an unqualified opinion on those statements and was furnished to us, and our opinion insofar as it relates to the amounts included from December 31, 1997, is based solely on the report of the other auditors.

                                 Part III

Item 1.  Exhibit Index
-----------------------------------------------------------------------------
(2)  Plan of Acquisition, Reorganization, Arrangement, Liquidation, or
     Succession.

     2.1  Agreement and Plan of Merger and Reorganization, Filed
          February 23, 1998*

(3)  Articles of Incorporation & By-Laws

     3.1  Articles of Incorporation*

     3.2  By-Laws*

(4)  Instruments Defining the Rights of Security Holders

     4.1 Those included in exhibit 3, and sample of Stock Certificate*

(10) Material Contracts

     10.1 Lease*
     10.2 Marvel Agreement*
     10.3 Boein Co. LTD. Agreement*
     10.4 Employment Agreements with Robert Petry*
     10.5 Employment Agreements with Sidney Rudick*
     10.6 Employment Agreements with Carl White*

(17) Letter of Director Resignation

     17.1 Resignation Letter from Gaye Knowles*


(23) Consent Experts

     23.1  Consent of James E. Slayton, CPA*


(27) Financial Data Schedule

     27.1  Financial Data Schedule*


* Previously filed as an exhibit to the Company's Form 10-SB.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 FINELINE PROPERTIES.COM, INC.
                                 -----------------------------
                                        (Registrant)

/s/ Robert Petry
-----------------------
ROBERT PETRY,
President and Chairman

Date: November 13, 2000